Digital Creative Development Corporation
720 Fifth Avenue 10th Floor
New York NY 10019

March 4, 2009

Securities & Exchange Commission
Washington, D.C. 20549-3561

Attention: Ethan Horowitz

Re: Your letter of 1/30/09
       Mail Stop 3561

Gentlemen:

Please be advised that the Company is in receipt of your letter of January 30, 2009 regarding commentary on the Company’s recent filings (Form 10K for the fiscal year ended June 30,2008 and Form 10-Q for the quarterly period ended September 30, 2008).

Further, please note that:

•	This Company will comply with the SEC’s comments on all future filings.

•
As for the immediate responses necessary to reply to your letter, this Company requests an extension of time to March 20, 2009. The need for the extension is predicated on management needing additional time (i) to more fully understand the SEC’s requests and also (ii) to correspond with the Company’s independent accountants and outside counsel for their respective advice and consent.

Your understanding in this matter is greatly appreciated.

Very truly yours,

Vincent De Lorenzo
Chief Financial Officer